UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42989

SMJ INTERNATIONAL HOLDINGS INC.

(Translation of registrant’s name into English)

31 Jurong Port Road

#02-20 Jurong Logistics Hub, Singapore 619115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Semi-annual Report

SMJ International Holdings Inc. (the “Company”), a Cayman Islands company, is furnishing its unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive income for the six months ended September 30, 2025, which are furnished as Exhibit 99.1 to this Report on Form 6-K.

Revenue

Revenue increased by S$0.7 million, or 8.6%, to S$9.1 million (US$7.0 million) for the six months ended September 30, 2025, compared to S$8.3 million for the corresponding period in 2024.

The growth was primarily driven by stronger demand for our products in overseas markets, particularly in India and Japan. This was mainly attributable to new projects secured from end-users such as “Symmetrics” and “non-life insurance” projects within these countries.

Cost of Revenues

Our cost of revenue primarily consists of purchasing costs of our flooring products and other direct costs associated with the sales of our flooring products, such as installation, freight and handling charges.

For the six months ended September 30, 2025, cost of revenues increased by approximately S$0.9 million, or 17.0%, to S$6.2 million (US$4.8 million), compared to S$5.3 million for the corresponding period in 2024.

The increase was mainly attributable to higher sales volume, particularly from export sales, as well as an inventory write-down of approximately S$0.2 million for slow-moving stock.

Gross Profit and Gross Profit Margin

As a result of the foregoing, gross profit for the six months ended September 30, 2025 was S$2.8 million (US$2.2 million), compared to S$3.0 million for the corresponding period in 2024. Gross profit margin decreased to 31.5% for the six months ended September 30, 2025 from 36.4% for the same period in 2024.

While revenue increased during the period, the overall gross profit margin declined primarily due to a higher proportion of export sales, which generally carry lower gross profit margins compared to local sales in Singapore. Consequently, despite higher sales volume, margin compression resulted in a moderation of overall profitability for the period.

Selling and distribution expenses

Selling and distribution expenses remained relatively consistent for the six months ended September 30, 2025, compared to the corresponding period in 2024.

General and administrative expenses

For the six months ended September 30, 2025, general and administrative expenses increased by S$0.6 million, or approximately 28.5%, compared to the corresponding period in 2024.

The increase was primarily attributable to a higher allowance for credit loss of approximately S$0.3 million, mainly due to an increase in the aging of certain accounts receivable from larger projects. Consulting and professional fees of approximately S$0.3 million incurred in connection with the Company’s ongoing IPO preparation and related advisory services.

Depreciation expenses

Depreciation expenses decreased by S$15,327 or 23.4% for the six months ended September 30, 2025, primarily due to the disposal of our investment property.

Operating lease expenses

Operating lease expenses remained relatively consistent for the six months ended September 30, 2025, compared to the corresponding period in 2024.

Loss from operations

As a result of the foregoing, income from operations decreased by S$0.8 million for the six months ended September 30, 2025, resulting in a loss from operations of S$0.5 million.

The operating loss was primarily attributable to the higher general and administrative expenses, including an additional allowance for credit loss of approximately S$0.3 million, as well as an increase in cost of revenue due to an inventory write-down of approximately S$0.2 million.

Other income

Other income increased by S$0.8 million for the six months ended September 30, 2025, primarily due to a gain on disposal of fixed assets of approximately S$0.8 million arising from the successful sale of our investment property to a third-party purchaser at a selling price of S$3.5 million with a carrying value of S$2.7 million.

Other loss

Other losses decreased by S$18,861 to S$10,648 for the six months ended September 30, 2025, compared to the corresponding period in 2024.

The decrease was primarily attributable to the strengthening of the Singapore dollar against the U.S. dollar during the period, which resulted in foreign exchange gains rather than losses and consequently reduced other losses.

Income tax expenses

Our income tax expenses increased by S$86,605 to S$132,385 for the six months ended September 30, 2025, primarily due to reversal of deductible temporary differences associated with the disposal of our investment property, partially offset by additional deductible temporary differences arising from the increase in allowance for credit loss.

Net profit after tax attributable to shareholder of the Company

As a result of the foregoing, net profit after tax decreased by S$88,804 or 24.3%, for the six months ended September 30, 2025, compared to the corresponding period in 2024.

Cash and Cash Equivalents

Cash and cash equivalents increased by S$0.8 million to S$1.6 million for the six months ended September 30, 2025, compared to March 31, 2025. The increase was mainly attributable to cash proceeds of approximately S$3.4 million received from the sale of an investment property during the period. However, part of the proceeds was utilized for additional investments of approximately S$1.7 million in long-term investment portfolios, as well as the early repayment of S$1.1 million short-term borrowings.

Deferred offering costs

As of September 30, 2025, the Company had not completed its Offering and deferred offering costs has increased by S$0.5 million to S$0.8 million compared to March 31, 2025. These costs primarily consist of legal fees related to registration statement drafting and counsel services, consulting fees associated with registration preparation, as well as SEC filing and printing-related expenses.

Other Investment

Other investments increased by S$1.6 million for the six months ended September 30, 2025, compared to March 31, 2025, mainly due to additional investment portfolios.

Short-term borrowings

The Company made an early repayment of approximately S$1.1 million of its short-term borrowings for the six months ended September 30, 2025 to reduce its exposure to interest rate fluctuation risks.

Item 9.01 Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations and comprehensive income for the six months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	SMJ International Holdings Inc.

	By:	/s/ Ho Pei Yuen Rena
Ho Pei Yuen Rena
Chief Executive Officer and Executive Director

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